Exhibit 99.1

Cash Store Financial Strengthens Management Team with Two Senior Banking Executives

EDMONTON, Oct. 10, 2013 /CNW/ - The Cash Store Financial Services Inc. (Cash Store Financial) (TSX:CSF) (NYSE:CSFS) is pleased to announce the appointment of two new senior executives who will assist the Company execute its strategic vision for long-term growth.

The appointment of Michael Baker as Senior Vice President of Operations and Dean Ozanne as Senior Vice President of Virtual Operations and Innovation will further support Cash Store Financial's offering of a diversified suite of flexible consumer finance products, filling a void in the near-prime segment.

QUOTES:

"Having Michael and Dean join our Company, and the recent appointments to the Board, coincide with Cash Store Financial's new diversified consumer lending platform growth and strengthens Cash Store Financial's continued focus on bridging the gap between payday loans and products of traditional banks."

- Gordon Reykdal, CEO for Cash Store Financial

"Having two talented senior executives like Michael and Dean choose to join our management team demonstrates the commitment that Cash Store Financial has to transforming itself toward a broad-based consumer finance Company serving everyday people with a wide-range of credit products."

- Kevin Paetz, President and Chief Operating Officer

Michael Baker - Senior Vice President of Operations

Mr. Baker brings more than 30 years of commercial and retail banking experience to the position. He has a wide and varied background in banking, having spent 19 years with TD Bank, 11 years with ATB Financial, and for the past three years as the Senior Vice President Investment Operations with AIMCO (Alberta Investment Management Company).

Mr. Baker brings a visionary leadership style combined with extensive experience in developing innovative solutions within the financial services sector and expertise in businesses transformation.  Mr. Baker is a graduate of the Queen's University Executive Program.

Dean Ozanne - Senior Vice President of Virtual Operations and Innovation

An industry veteran, Mr. Ozanne brings more than 30 years of commercial and retail banking experience, having held senior roles with the Royal Bank of Canada and executive roles with ATB Financial, including most recently, Vice President of Sales.

Mr. Ozanne has an extensive background in Six Sigma process improvement, enterprise level policy, risk assessment and management along with experience in system design, development and implementation. He has held a variety of executive leadership roles where he has been responsible for sales, central services, loan review, policy and risk assessment, data conversion and process design of the SAP system conversion. Mr. Ozanne has a Bachelor of Arts Degree from the University of Alberta with a concentration in Econometrics and Quantitative Economics.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX:CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE:CSFS). Cash Store Financial operates 510 branches across Canada under the banners "Cash Store Financial" and "Instaloans". Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the "Freedom" card) and a prepaid credit card (the "Freedom MasterCard") as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store".  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular, this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition as well as initiatives to grow revenue or reduce retention payments.  Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual MD&A, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 20-F/A filed with the U.S. Securities and Exchange Commission.  All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, including without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

SOURCE: The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

For further information, please contact:

Peter Block, National Public Relations, (416) 848-1431.

CO: The Cash Store Financial Services Inc.

CNW 18:29e 10-OCT-13